MACKINAC FINANCIAL CORPORATION

130 SOUTH CEDAR STREET

MANISTIQUE, MICHIGAN 49854

April 4, 2018

Via Edgar

David Lin

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Mackinac Financial Corporation (the “Registrant”)

Registration Statement on Form S-4 (as amended)

File No. 333-223720

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern time, on Wednesday, April 4, 2018.

Sincerely,

Mackinac Financial Corporation

By:	/s/ Jesse A. Deering
Name: Jesse A. Deering
Title: EVP/Chief Financial Officer